                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 15)*


                               Hungry Minds, Inc.
                                (Name of Issuer)

                Class A Common Stock $0.001 par value per share
                         (Title of Class of Securities)

                                   44934 10 6
                                 (CUSIP Number)

                           Edward N. Gadsby, Jr., Esq.
                             Foley, Hoag & Eliot LLP
                             One Post Office Square
                                Boston, MA 02109
                                 (617) 832-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

             (Date of Event which Requires Filing of this Statement)
                                August 12, 2001

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   449384 10 6                                        PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
   (1)        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              IDG Enterprises, Inc.

--------------------------------------------------------------------------------
   (2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A) [ ]
                                                                       (B) [X]

--------------------------------------------------------------------------------
   (3)        SEC USE ONLY

--------------------------------------------------------------------------------
   (4)        SOURCE OF FUNDS*
              N/A

--------------------------------------------------------------------------------
   (5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]

--------------------------------------------------------------------------------
   (6)        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                       (7)  SOLE VOTING POWER

                            0
   Number of          ----------------------------------------------------------
    shares             (8)  SHARED VOTING POWER
 beneficially
   owned by                 11,201,949
     each             ----------------------------------------------------------
   reporting           (9)  SOLE DISPOSITIVE POWER
    person
     with                   0
                      ----------------------------------------------------------
                      (10)  SHARED DISPOSITIVE POWER

                            11,201,949
--------------------------------------------------------------------------------
  (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,201,949
--------------------------------------------------------------------------------
  (12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
  (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              75.5%
--------------------------------------------------------------------------------
  (14)        TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   449384 10 6                                        PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
   (1)        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              IDG Holdings, Inc.

--------------------------------------------------------------------------------
   (2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------
   (3)        SEC USE ONLY

--------------------------------------------------------------------------------
   (4)        SOURCE OF FUNDS*
              N/A

--------------------------------------------------------------------------------
   (5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                         [ ]

--------------------------------------------------------------------------------
   (6)        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                      (7)  SOLE VOTING POWER

                           0
        Number of    --------------------------------------------------
         shares       (8)  SHARED VOTING POWER
      beneficially
        owned by           11,201,949
          each       --------------------------------------------------
        reporting     (9)  SOLE DISPOSITIVE POWER
         person
          with             0
                     --------------------------------------------------
                     (10)  SHARED DISPOSITIVE POWER

                           11,201,949
--------------------------------------------------------------------------------
  (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,201,949
--------------------------------------------------------------------------------
  (12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       [ ]

--------------------------------------------------------------------------------
  (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              75.5%
--------------------------------------------------------------------------------
  (14)        TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.    449384 10 6                                       PAGE 4 OF 8 PAGES

--------------------------------------------------------------------------------
   (1)        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              International Data Group, Inc.

--------------------------------------------------------------------------------
   (2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)  [ ]
                                                                        (B)  [X]

--------------------------------------------------------------------------------
   (3)        SEC USE ONLY

--------------------------------------------------------------------------------
   (4)        SOURCE OF FUNDS*
              N/A

--------------------------------------------------------------------------------
   (5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(D) OR 2(E)                                 [ ]

--------------------------------------------------------------------------------
   (6)        CITIZENSHIP OR PLACE OF ORGANIZATION

              Massachusetts
--------------------------------------------------------------------------------

                       (7)  SOLE VOTING POWER

                            0
    Number of        -----------------------------------------------------------
     shares            (8)  SHARED VOTING POWER
  beneficially
    owned by                11,201,949
      each           -----------------------------------------------------------
    reporting          (9)  SOLE DISPOSITIVE POWER
     person
      with                  0
                     -----------------------------------------------------------
                      (10)  SHARED DISPOSITIVE POWER

                            11,201,949
--------------------------------------------------------------------------------
  (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,201,949
--------------------------------------------------------------------------------
  (12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                      [ ]

--------------------------------------------------------------------------------
  (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              75.5%
--------------------------------------------------------------------------------
  (14)        TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.    449384 10 6                                       PAGE 5 OF 8 PAGES

--------------------------------------------------------------------------------
   (1)        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Patrick J. McGovern

--------------------------------------------------------------------------------
   (2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A)  [ ]
                                                                       (B)  [X]

--------------------------------------------------------------------------------
   (3)        SEC USE ONLY

--------------------------------------------------------------------------------
   (4)        SOURCE OF FUNDS*
              N/A

--------------------------------------------------------------------------------
   (5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                         [ ]

--------------------------------------------------------------------------------
   (6)        CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
--------------------------------------------------------------------------------
                         (7)  SOLE VOTING POWER

                              11,201,949
      Number of         --------------------------------------------------------
       shares            (8)  SHARED VOTING POWER
    beneficially
      owned by                5,000
        each            --------------------------------------------------------
      reporting          (9)  SOLE DISPOSITIVE POWER
       person
        with                  11,201,949
                        --------------------------------------------------------
                        (10)  SHARED DISPOSITIVE POWER

                              5,000
--------------------------------------------------------------------------------
  (11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11,206,949
--------------------------------------------------------------------------------
  (12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

--------------------------------------------------------------------------------
  (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              75.5%
--------------------------------------------------------------------------------
  (14)        TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Class A Common Stock, $0.0001 par value per share, of Hungry Minds, Inc. f/k/a IDG Books Worldwide, Inc. ("Hungry Minds"). The principal executive offices of Hungry Minds are located at 919 East Hillsdale Boulevard, Suite 400, Foster City, CA 94404.

ITEM 2.  IDENTITY AND BACKGROUND
         NO AMENDMENT

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         N/A

ITEM 4.  PURPOSE OF TRANSACTION

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information for each reporting person contained in Items 5 through 11 of the cover pages of this statement is incorporated by reference. For all of the reporting persons other than Mr. McGovern, the total of 11,201,949 shares includes 11,166,949 shares of Class A Common Stock of IDG Books held by Enterprises and 35,000 shares of Class A Common Stock subject to options held by IDG and exercisable within 60 days from the date of this report.

         For Mr. McGovern, the total of 11,206,949 shares includes all of the shares discussed in the foregoing paragraph as well as 5,000 shares of Class A Common Stock held by Mr. McGovern's wife. Mr. McGovern disclaims beneficial ownership of these shares.

         For each reporting person, the total number of shares represents approximately 75.5% of the shares of IDG Books Common Stock deemed outstanding on August 16, 2000.

         No transactions in Hungry Minds, Inc. common stock were effected by the reporting persons during the sixty days preceding the date of this Amendment to Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER

        John Wiley & Sons, Inc., a New York corporation ("Wiley"), HMI Acquisition Corp., a Delaware corporation and a direct or indirect wholly-owned subsidiary of Parent ("HMI") and Hungry Minds, Inc., a Delaware corporation ("HUNGRY MINDS"), have entered into an Agreement and Plan of Merger dated as of August 12, 2001 (the "MERGER AGREEMENT"). Pursuant to the Merger Agreement, HMI has agreed to make a tender offer (the "OFFER") for all outstanding shares of Class A Common Stock, par value $.001 per share, of Hungry Minds (the "COMMON STOCK"), at a price per share of $6.09, to be followed by a merger of HMI with and into Hungry Minds in which all stockholders of Hungry Minds would receive an equivalent cash amount per share.

         In connection with and as a condition to the willingness of Wiley and HMI to enter into the Merger Agreement, IDG and Enterprises entered into a Voting and Tender Agreement, dated as of August 12, 2001, with Wiley and HMI, pursuant to which each of IDG and Enterprises, jointly and severally, agreed to tender and sell to Wiley and/or HMI tender offer, all the shares of Common Stock pursuant to and in accordance with the terms of the tender offer. A copy of the Voting and Tender Agreement is attached as an exhibit hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         Voting and Tender Agreement dated as of August 12, 2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                               August 20, 2001
                                               ---------------------------------
                                               (Date)

                                               IDG Enterprises, Inc.

                                                By:     /s/ Edward B. Bloom*
                                                   -----------------------------
                                                        Edward B. Bloom
                                                        Vice President

                                               IDG Holdings, Inc.

                                                By:     /s/ Edward B. Bloom*
                                                   -----------------------------
                                                        Edward B. Bloom
                                                        Vice President


                                               International Data Group, Inc.

                                                By:     /s/ Edward B. Bloom*
                                                   -----------------------------
                                                        Edward B. Bloom
                                                        Vice President


                                               /s/ Patrick J. McGovern*
                                               ---------------------------------
                                               Patrick McGovern


* By Edward N. Gadsby, Jr., as attorney-in-fact